UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

APPLIED THERAPEUTICS, INC.

(Name of Subject Company)

APPLIED THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03828A101

(CUSIP Number of Class of Securities)

Les Funtleyder

Interim Chief Executive Officer and Chief Financial Officer

Applied Therapeutics, Inc.

545 Fifth Avenue, Suite 1400

New York, NY 10017

(212) 220-9226

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Sarah H. Young, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Applied Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2025, and amended on January 28, 2026, January 29, 2026 and January 30, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by AT2B, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) at a purchase price of (i) $0.088 per Share, net to the seller in cash, without interest (the “Closing Amount”) plus (ii) one non-tradeable contingent value right (each, a “CVR”), which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment upon the achievement of the specified milestones and existence of Closing Cash (as defined in the CVR Agreement) that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of the contingent value rights agreement (the “CVR Agreement”) by and between Parent and Equiniti Trust Company, LLC (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on December 29, 2025, as amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

“Item 8. Additional Information” is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer, as extended, and related withdrawal rights expired one minute after 11:59 p.m., New York City Time, on February 2, 2026. Equiniti Trust Company, LLC, in its capacity as depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 79,518,606 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 51.56% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and “received” (as defined in Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the Company’s stockholders. Accordingly, following the consummation of the Offer, the Merger was completed on February 3, 2026, in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders. At the Effective Time of the Merger, each Share (other than (a) Shares held in the treasury of the Company immediately prior to the Effective Time, (b) Shares that immediately prior to the Effective Time were owned by Parent, Purchaser, the Company or any of their respective direct or indirect wholly owned subsidiaries, (c) Shares irrevocably accepted for purchase in the Offer and (d) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL) were automatically canceled and converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.

As a result of the Merger, the Shares ceased trading prior to the opening of trading on The Nasdaq Global Select Market (“Nasdaq”) and will be delisted from Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2026	APPLIED THERAPEUTICS, INC.

	By:	/s/ Les Funtleyder
	Name:	Les Funtleyder
	Title:	Interim Chief Executive Officer and Chief Financial Officer